UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 46)*

ECHOSTAR CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

278768 106

(CUSIP Number)

Dean A. Manson

Executive Vice President, General Counsel and Secretary

EchoStar Corporation

100 Inverness Terrace E.

Englewood, Colorado 80112

(303) 706-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 2, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Charles W. Ergen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 2,301,889 SHARES (1) (2) 575,373 SIXTY DAY SHARES (3)
	8.	SHARED VOTING POWER 47,601,303 SHARES (1) (4)
	9.	SOLE DISPOSITIVE POWER 2,301,889 SHARES (1) (2) 575,373 SIXTY DAY SHARES (3)
	10.	SHARED DISPOSITIVE POWER 47,601,303 SHARES (1) (4)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 50,478,565

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 59.8% (5)

14.	TYPE OF REPORTING PERSON IN

(1) Includes shares of Class A Common Stock, $0.001 par value per share (“Class A Common Stock”) and Class B Common Stock, $0.001 par value per share (“Class B Common Stock”) of EchoStar Corporation (“EchoStar”). The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Consists of: (i) 2,200,678 shares of Class A Common Stock beneficially owned directly by Mr. Ergen; (ii) 3,705 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network Corporation (“DISH Network”) 401(k) Employee Savings Plan (the “DISH Network 401(k) Plan”); and (iii) 97,506 shares of Class B Common Stock beneficially owned directly by Mr. Ergen.

(3) “Sixty Day Shares” are shares of Class A Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof.

(4) Consists of: (i) 47 shares of Class A Common Stock beneficially owned directly by Mr. Ergen’s spouse, Cantey M. Ergen; (ii) 201 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 6,122 shares of Class A Common Stock beneficially owned by one of Mr. Ergen’s children; (iv) 5,400 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mr. Ergen is an officer and for which he shares voting and dispositive power with Mrs. Ergen; (v) 12,808,205 shares of Class B Common Stock held by Telluray Holdings, LLC (“Telluray Holdings”), for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings; (vi) 3,693,428 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year March 2022 SATS GRAT (the “2022 March GRAT”); (vii) 2,687,900 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year June 2022 SATS GRAT (the “2022 June GRAT”); (viii) 13,900,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year December 2022 SATS GRAT (the “2022 December GRAT”); and (ix) 14,500,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year June 2023 SATS GRAT (the “2023 June GRAT”).

(5) Based on 36,162,282 shares of Class A Common Stock outstanding on September 28, 2023 and assuming the conversion of only the shares of Class B Common Stock beneficially owned by Mr. Ergen into Class A Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, September 28, 2023. Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 93.4% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, September 28, 2023).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Cantey M. Ergen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 47,589,781 SHARES (1) (2)
	8.	SHARED VOTING POWER 2,313,411 SHARES (1) (3)
	9.	SOLE DISPOSITIVE POWER 34,781,576 SHARES (1) (4)
	10.	SHARED DISPOSITIVE POWER 15,121,616 SHARES (1) (5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 49,903,192

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 59.5% (6)

14.	TYPE OF REPORTING PERSON IN

(1) Includes shares of Class A Common Stock and Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Consists of: (i) 47 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen; (ii) 201 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 12,808,205 shares of Class B Common Stock held by Telluray Holdings, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings; (iv) 3,693,428 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2022 March GRAT; (v) 2,687,900 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2022 June GRAT; (vi) 13,900,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2022 December GRAT; and (vii) 14,500,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2023 June GRAT. Mrs. Ergen exercises voting power with respect to Telluray Holdings and each of the 2022 March GRAT, the 2022 June GRAT, the 2022 December GRAT and the 2023 June GRAT independently and, with respect to the 2022 March GRAT, the 2022 June GRAT, the 2022 December GRAT and the 2023 June GRAT, in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(3) Consists of: (i) 2,200,678 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen’s spouse, Mr. Ergen; (ii) 3,705 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network 401(k) Plan; (iii) 97,506 shares of Class B Common Stock beneficially owned directly by Mr. Ergen; (iv) 6,122 shares of Class A Common Stock beneficially owned by one of Mrs. Ergen’s children; and (v) 5,400 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen.

(4) Consists of: (i) 47 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen; (ii) 201 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 3,693,428 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2022 March GRAT; (iv) 2,687,900 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2022 June GRAT; (v) 13,900,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2022 December GRAT; and (vi) 14,500,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2023 June GRAT. Mrs. Ergen exercises dispositive power with respect to each of the 2022 March GRAT, the 2022 June GRAT, the 2022 December GRAT and the 2023 June GRAT independently and in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(5) Consists of: (i) 2,200,678 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen’s spouse, Mr. Ergen; (ii) 3,705 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network 401(k) Plan; (iii) 97,506 shares of Class B Common Stock beneficially owned directly by Mr. Ergen; (iv) 6,122 shares of Class A Common Stock beneficially owned by one of Mrs. Ergen’s children; (v) 5,400 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen; and (vi) 12,808,205 shares of Class B Common Stock held by Telluray Holdings, for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings.

(6) Based on 36,162,282 of Class A Common Stock outstanding on September 28, 2023 and assuming the conversion of only the shares of Class B Common Stock beneficially owned by Mrs. Ergen into Class A Common Stock. Because each share of Class B Common Stock is entitled to 10 votes per share, Mrs. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 93.4% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Ergen Two-Year March 2022 SATS GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 3,693,428 SHARES (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 3,693,428 SHARES (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 3,693,428

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 9.3% (2)

14.	TYPE OF REPORTING PERSON OO

(1) All of the shares beneficially held by the 2022 March GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 36,162,282 shares of Class A Common Stock outstanding on September 28, 2023 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2022 March GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2022 March GRAT may be deemed to beneficially own would be approximately 4.4%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2022 March GRAT beneficially owns equity securities of EchoStar representing approximately 7.2% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Ergen Two-Year June 2022 SATS GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 2,687,900 SHARES (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 2,687,900 SHARES (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 2,687,900

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 6.9% (2)

14.	TYPE OF REPORTING PERSON OO

(1) All of the shares beneficially held by the 2022 June GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 36,162,282 shares of Class A Common Stock outstanding on September 28, 2023 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2022 June GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2022 June GRAT may be deemed to beneficially own would be approximately 3.2%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2022 June GRAT beneficially owns equity securities of EchoStar representing approximately 5.2% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Ergen Two-Year December 2022 SATS GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 13,900,000 SHARES (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 13,900,000 SHARES (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 13,900,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 27.8% (2)

14.	TYPE OF REPORTING PERSON OO

(1) All of the shares beneficially held by the 2022 December GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 36,162,282 shares of Class A Common Stock outstanding on September 28, 2023 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2022 December GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2022 December GRAT may be deemed to beneficially own would be approximately 16.6%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2022 December GRAT beneficially owns equity securities of EchoStar representing approximately 27.1% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Ergen Two-Year June 2023 SATS GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 14,500,000 SHARES (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 14,500,000 SHARES (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 14,500,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 28.6% (2)

14.	TYPE OF REPORTING PERSON OO

(1) All of the shares beneficially held by the 2023 June GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 36,162,282 shares of Class A Common Stock outstanding on September 28, 2023 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2023 June GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2023 June GRAT may be deemed to beneficially own would be approximately 17.3%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2023 June GRAT beneficially owns equity securities of EchoStar representing approximately 28.3% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Telluray Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 12,808,205 SHARES (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 12,808,205 SHARES (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 12,808,205

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 26.2% (2)

14.	TYPE OF REPORTING PERSON OO

(1) All of the shares beneficially held by Telluray Holdings are shares of Class B Common Stock, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 36,162,282 shares of Class A Common Stock outstanding on September 28, 2023 and assuming conversion of only the shares of Class B Common Stock beneficially owned by Telluray Holdings into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Telluray Holdings may be deemed to beneficially own would be approximately 15.3%. Because each share of Class B Common Stock is entitled to 10 votes per share, Telluray Holdings beneficially owns equity securities of EchoStar representing approximately 25.0% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

ITEM 2.	Identity and Background.

Item 2 is amended and restated as follows:

This statement is being filed jointly by: (a) Charles W. Ergen; (b) Cantey M. Ergen; (c) the 2022 March GRAT; (d) the 2022 June GRAT; (e) the 2022 December GRAT; (f) the 2023 June GRAT; and (g) Telluray Holdings, who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. and Mrs. Ergen, the 2022 March GRAT, the 2022 June GRAT, the 2022 December GRAT, the 2023 June GRAT and Telluray Holdings.

(A) Charles W. Ergen

Mr. Ergen’s principal occupation is Chairman of each of EchoStar and DISH Network, and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mr. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.

(B) Cantey M. Ergen

Mrs. Ergen is a Senior Advisor and member of the Board of Directors of DISH Network and her principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mrs. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Ergen is a citizen of the United States.

(C)  2022 March GRAT

The 2022 March GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2022 March GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2022 March GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 3,693,428 shares of Class B Common Stock held by the 2022 March GRAT, except as set forth in Item 6.

(D) 2022 June GRAT

The 2022 June GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2022 June GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2022 June GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 2,687,900 shares of Class B Common Stock held by the 2022 June GRAT, except as set forth in Item 6.

(E) 2022 December GRAT

The 2022 December GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2022 December GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2022 December GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 13,900,000 shares of Class B Common Stock held by the 2022 December GRAT, except as set forth in Item 6.

(F) 2023 June GRAT

The 2023 June GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2023 June GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2023 June GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 14,500,000 shares of Class B Common Stock held by the 2023 June GRAT, except as set forth in Item 6.

(G) Telluray Holdings

Telluray Holdings is a limited liability company organized under the laws of the State of Wyoming and its principal business is to hold a portion of the assets and estate of Mr. Ergen and to hold certain assets of certain trusts established for the benefit of his family. Its address is 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001. Telluray Holdings has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Ergen and certain trusts established for the benefit of his family are the members of Telluray Holdings. Mr. Ergen and Mrs. Ergen are the managers of Telluray Holdings. As a manager of Telluray Holdings, Mrs. Ergen has sole voting power over the shares of Class B Common Stock held by Telluray Holdings. As managers of Telluray Holdings, Mr. Ergen and Mrs. Ergen share dispositive power over the shares of Class B Common Stock held by Telluray Holdings.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The information in Item 4 is incorporated by reference herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

As previously disclosed, on August 8, 2023, EchoStar entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) with DISH Network, and Eagle Sub Corp, a Nevada corporation and a wholly-owned subsidiary of DISH Network (“DISH Merger Sub”), providing for the merger of DISH Merger Sub with and into EchoStar, with EchoStar surviving the merger as a wholly-owned subsidiary of DISH Network.  On October 2, 2023, EchoStar entered into an Amended and Restated Agreement and Plan of Merger (the “A&R Merger Agreement”) with DISH Network and EAV Corp., a Nevada corporation and a wholly-owned subsidiary of EchoStar (“EchoStar Merger Sub”), which amends and restates the Original Merger Agreement and provides, among other things, that subject to the satisfaction or waiver of the conditions set forth therein, EchoStar Merger Sub will merge with and into DISH Network (the “Merger”), with DISH Network surviving the Merger as a wholly-owned subsidiary of EchoStar.

On the terms and subject to the conditions set forth in the A&R Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of DISH Network Class A Common Stock outstanding immediately prior to the Effective Time, will be converted into the right to receive a number of validly issued, fully paid and non-assessable shares of EchoStar Class A Common Stock, equal to 0.350877 (the “Exchange Ratio”).  On the terms and subject to the conditions set forth in the A&R Merger Agreement, at the Effective Time of the Merger, each share of DISH Network Class B Common Stock outstanding immediately prior to the Effective Time will be converted into the right to receive a number of validly issued, fully paid and non-assessable shares of EchoStar Class B Common Stock, equal to the Exchange Ratio.  The EchoStar Common Stock to be issued to the Reporting Persons as part of the Merger consideration will be issued through a private placement exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”).  The description contained in this Item 4 of the Merger and the A&R Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R Merger Agreement, which is described in EchoStar’s Current Report on Form 8-K filed with the Securities and Exchange Act on October 3, 2023 and is incorporated herein by reference.

As previously disclosed, after negotiations with a special transaction committee of independent directors of the Board of Directors of DISH Network and concurrently with the entry into the Initial Merger Agreement, on August 8, 2023, the Reporting Persons, the Ergen Two-Year December 2021 DISH GRAT, the Ergen Two-Year December 2022 DISH GRAT, the Ergen Two-Year May 2023 DISH GRAT and the Ergen Two-Year June 2023 DISH GRAT (the “Ergen DISH Stockholders”), DISH Network and EchoStar entered into a support agreement (the “Original Support Agreement”).  Concurrently with the entry into the A&R Merger Agreement, on October 2, 2023, the Reporting Persons, the Ergen DISH Stockholders, DISH Network and EchoStar entered into an amended and restated support agreement (the “A&R Support Agreement”). Pursuant to the A&R Support Agreement, the Reporting Persons and the Ergen DISH Stockholders have agreed, among other things: (a) not to transfer shares of DISH Network Common Stock or EchoStar Common Stock prior to the earlier of the Effective Time and the termination of the A&R Merger Agreement in accordance with the terms thereof, subject to certain limited exceptions; (b) to comply with certain obligations of the parties contained in the A&R Merger Agreement; and (c) for a period of three (3) years after closing of the Merger, to not vote the Reporting Persons’ EchoStar Class A Common Stock in any matters submitted to a vote of both the holders of EchoStar Class A Common Stock and EchoStar Class B Common Stock, excluding any EchoStar Class A Common Stock acquired by the Reporting Persons after closing of the Merger.  Under the terms of the A&R Support Agreement, EchoStar and the Reporting Persons will enter into a registration rights agreement reasonably acceptable to the parties prior to the closing of the Merger providing for the registration of such stockholders’ EchoStar Class A Common Stock or EchoStar Class B Common Stock received as part of the Merger consideration and/or EchoStar Class B Common Stock held by such stockholders immediately prior to the closing of the Merger, upon request of the Reporting Persons at EchoStar’s sole cost and expense. The foregoing description of the A&R Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the A&R Support Agreement, which is described in EchoStar’s Current Report on Form 8-K filed with the Securities and Exchange Act on October 3, 2023 and is incorporated herein by reference.

The Merger, if consummated, could result in one or more of the actions specified in clauses (a)−(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of DISH Network and/or EchoStar, a merger or other extraordinary transaction involving DISH Network and EchoStar, a change to the present Board of Directors of DISH Network and/or EchoStar, a change to the present capitalization or dividend policy of DISH Network and/or EchoStar, the delisting of DISH Network’s securities from NASDAQ, and a class of equity securities of DISH Network becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) This filing is for the cumulative share holdings of an affiliated group as of the close of business on October 2, 2023. See Items 11 and 13 of the cover pages to this Amendment No. 46 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons. The Reporting Persons’ beneficial ownership of shares of Class A Common Stock excludes 1,640 shares of Class A Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family. Mr. Ergen and Mrs. Ergen disclaim beneficial ownership of the 12,808,205 shares of Class B Common Stock held by Telluray Holdings, except to the extent of their pecuniary interest.

(b) See Items 7 through 10 of the cover pages to this Amendment No. 46 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Persons have not effected any transactions in the Class A Common Stock of EchoStar in the last sixty days other than: (i) as described herein; and (ii) in Amendment No. 45 to this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Except as disclosed below, none of Mr. Ergen, Mrs. Ergen, the 2022 March GRAT, the 2022 June GRAT, the 2022 December GRAT, the 2023 June GRAT or Telluray Holdings is a party to any contracts, arrangements, understandings or relationships, including but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Each of the trust agreements for the 2022 March GRAT, the 2022 June GRAT, the 2022 December GRAT and the 2023 June GRAT contains an irrevocable provision that provides that the trustee will not dispose of any shares of EchoStar held by the 2022 March GRAT, the 2022 June GRAT, the 2022 December GRAT or the 2023 June GRAT, respectively, unless a Change of Control Event occurs. If a Change of Control Event occurs, the trustee of each of the 2022 March GRAT, the 2022 June GRAT, the 2022 December GRAT and the 2023 June GRAT will have sole discretion with respect to the disposition of any shares of EchoStar held by the 2022 March GRAT, the 2022 June GRAT, the 2022 December GRAT and the 2023 June GRAT, respectively.

A “Change of Control Event” will occur if: (i) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total equity interests of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) a majority of the members of the Board of Directors of EchoStar are no longer Continuing Directors; and (iii) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total voting power of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (iv) Charles W. Ergen sells Equity Interests such that he owns beneficially less than 50% of the total equity interests that he owned beneficially immediately following the grant of shares to the 2022 March GRAT, the 2022 June GRAT, the 2022 December GRAT or the 2023 June GRAT, as applicable.

For purposes of the definition of “Change of Control Event”:

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of EchoStar who: (a) was a member of such Board of Directors on the date on which the applicable grantor retained annuity trust was established; or (b) was nominated for election or elected to such Board of Directors either (x) with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by Charles W. Ergen and his Related Parties.

“Equity Interest” means any capital stock of EchoStar and all warrants, options or other rights to acquire capital stock of EchoStar (but excluding any debt security that is convertible into, or exchangeable for, capital stock of EchoStar).

“Related Party” means, (a) Charles W. Ergen’s spouse and each of his immediate family members; (b) each trust, corporation, partnership or other entity of which Charles W. Ergen beneficially holds an eighty percent (80%) or more controlling interest or that was created for estate planning purposes including without limitation the grantor retained annuity trusts; and (c) the personal representatives, administrators, executor, guardians, or any person(s) or entit(ies) to which Charles W. Ergen’s shares of EchoStar are transferred as a result of a transfer by will or the applicable laws of descent and distribution.

The information in Item 4 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement of Joint Filing

Exhibit B: Power of Attorney for Charles W. Ergen (incorporated by reference from Exhibit B to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit C: Power of Attorney for Cantey M. Ergen (incorporated by reference from Exhibit C to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit D: Power of Attorney for Telluray Holdings, LLC (incorporated by reference from Exhibit J to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit E: Power of Attorney for Two-Year March 2022 SATS GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated March 31, 2022 and filed with the Securities and Exchange Commission on April 1, 2022)

Exhibit F: Power of Attorney for Two-Year June 2022 SATS GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated June 23, 2022 and filed with the Securities and Exchange Commission on June 24, 2022)

Exhibit G: Power of Attorney for Two-Year December 2022 SATS GRAT (incorporated by reference from Exhibit I to the reporting person’s Schedule 13D dated December 21, 2022 and filed with the Securities and Exchange Commission on December 22, 2022)

Exhibit H: Power of Attorney for Two-Year June 2023 SATS GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated June 23, 2023 and filed with the Securities and Exchange Commission on June 26, 2023)

Exhibit I: Support Agreement dated as of August 8, 2023 (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of EchoStar Corporation dated August 8, 2023 and filed with the Securities and Exchange Commission on August 8, 2023 (File No. 001-33807))

Exhibit J: Amended and Restated Support Agreement dated as of October 2, 2023 (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of EchoStar Corporation dated October 3, 2023 and filed with the Securities and Exchange Commission on October 3, 2023 (File No. 001-33807))

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN

Dated: October 3, 2023	/s/ Robert J. Hooke
Charles W. Ergen by Robert J. Hooke, attorney-in-fact

CANTEY M. ERGEN

Dated: October 3, 2023	/s/ Robert J. Hooke
Cantey M. Ergen by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MARCH 2022 SATS GRAT

Dated: October 3, 2023	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR JUNE 2022 SATS GRAT

Dated: October 3, 2023	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR DECEMBER 2022 SATS GRAT

Dated: October 3, 2023	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR JUNE 2023 SATS GRAT

Dated: October 3, 2023	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

TELLURAY HOLDINGS, LLC

Dated: October 3, 2023	/s/ Robert J. Hooke
Cantey M. Ergen, Manager by Robert J. Hooke, attorney-in-fact

Attention:  Intentional misstatements or omissions of fact

constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A: Agreement of Joint Filing

Exhibit B: Power of Attorney for Charles W. Ergen (incorporated by reference from Exhibit B to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit C: Power of Attorney for Cantey M. Ergen (incorporated by reference from Exhibit C to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit D: Power of Attorney for Telluray Holdings, LLC (incorporated by reference from Exhibit J to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit E: Power of Attorney for Two-Year March 2022 SATS GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated March 31, 2022 and filed with the Securities and Exchange Commission on April 1, 2022)

Exhibit F: Power of Attorney for Two-Year June 2022 SATS GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated June 23, 2022 and filed with the Securities and Exchange Commission on June 24, 2022)

Exhibit G: Power of Attorney for Two-Year December 2022 SATS GRAT (incorporated by reference from Exhibit I to the reporting person’s Schedule 13D dated December 21, 2022 and filed with the Securities and Exchange Commission on December 22, 2022)

Exhibit H: Power of Attorney for Two-Year June 2023 SATS GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated June 23, 2023 and filed with the Securities and Exchange Commission on June 26, 2023)

Exhibit I: Support Agreement dated as of August 8, 2023 (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of EchoStar Corporation dated August 8, 2023 and filed with the Securities and Exchange Commission on August 8, 2023 (File No. 001-33807))

Exhibit J: Amended and Restated Support Agreement dated as of October 2, 2023 (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of EchoStar Corporation dated October 3, 2023 and filed with the Securities and Exchange Commission on October 3, 2023 (File No. 001-33807))

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

CHARLES W. ERGEN

Dated: October 3, 2023	/s/ Robert J. Hooke
Charles W. Ergen by Robert J. Hooke, attorney-in-fact

CANTEY M. ERGEN

Dated: October 3, 2023	/s/ Robert J. Hooke
Cantey M. Ergen by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MARCH 2022 SATS GRAT

Dated: October 3, 2023	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR JUNE 2022 SATS GRAT

Dated: October 3, 2023	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR DECEMBER 2022 SATS GRAT

Dated: October 3, 2023	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR JUNE 2023 SATS GRAT

Dated: October 3, 2023	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

TELLURAY HOLDINGS, LLC

Dated: October 3, 2023	/s/ Robert J. Hooke
Cantey M. Ergen, Manager by Robert J. Hooke, attorney-in-fact